SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F       X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-    Adecco on track to reach 2009 targets: Q4 & FY 2006 Results

Adecco on track to reach 2009 targets

Operating income margin improved 60 bps to 4.0% in FY 2006

FY 2006 HIGHLIGHTS (2006 vs. 2005)

•	Revenues of EUR 20.4 billion, up 12% (9% organically1)

•	Gross margin improvement of 50 bps to 17.4%

•	Operating income of EUR 816 million, up 33% (27% organically)

•	Operating margin improvement of 60 bps to 4.0%

•	Net income of EUR 611 million, up 35%; basic EPS of EUR 3.28 (2005: EUR 2.43)

•	Dividend of CHF 1.20 per share proposed (2005: CHF 1.00)

Q4 HIGHLIGHTS (Q4 06 vs. Q4 05)

•	Revenues of EUR 5.3 billion, up 8% (8% organically)

•	Gross margin improvement of 40 bps to 17.7%

•	Operating income of EUR 222 million, up 36% (32% organically)

•	Strong operating margin improvement of 90 bps to 4.2%

•	Net income of EUR 212 million, up 23%; supported by one time tax benefit

Chéserex, Switzerland – March 2, 2007: The Adecco Group, the worldwide leader in Human Resource services, today announced results for the full year 2006 as well as for the fourth quarter. For the full year net income increased by 35% to EUR 611 million compared to EUR 453 million a year earlier. Revenues were up 12% to EUR 20.4 billion from EUR 18.3 billion in 2005.

Dieter Scheiff, Chief Executive Officer, Adecco Group said: “In 2006 Adecco delivered strong results. With 9% organic revenue growth we reached the upper end of our growth target. During the year we have made good progress in enhancing the gross margin, while maintaining disciplined cost management. This led to an encouraging operating income margin improvement of 60 bps to 4.0% in 2006.”

“Our value oriented management approach and focus on professional and specialised staffing, combined with the continued favourable economic environment for the industry as a whole, make me optimistic about Adecco’s future growth and returns. We are well on track to reach our long-term goals of 7 to 9% annual revenue growth, as well as an operating margin of over 5% and a return on capital employed of above 25% by 2009.”

1	Organic growth is a non US GAAP measure and excludes the impact of currency and acquisitions.

Adecco SA – FY and Q4 2006 Results	Page 1 of 11	02/03/2007

FY 2006 and Q4 2006 FINANCIAL PERFORMANCE

Revenues

Group revenues for the fiscal year of 2006 were EUR 20.4 billion, a 12% increase or a 9% increase organically compared to the fiscal year 2005. Revenues for the fourth quarter increased to EUR 5.3 billion, which is an 8% rise on a reported and organic basis.

Gross Profit

Gross margin in the full year 2006 improved 50 bps to 17.4% versus 2005 due to a combination of acquisitions, higher permanent placement revenues and good growth in the higher margin professional business. In the fourth quarter, mainly as a result of the DIS acquisition, gross margin improved by 40 bps to 17.7% compared to the same quarter last year. Favourable changes in estimates for French payroll provisions had a 20 bps positive impact on the quarter’s gross margin in 2006 and 2005.

Selling, General and Administrative Expenses (SG&A)

SG&A were up 10% for the full year. SG&A as a percentage of revenues for the full year decreased 20 bps to 13.3% and by 40 bps organically. In the fourth quarter SG&A increased 4%, which represents, as a percentage of revenues, a drop of 50 bps to 13.4% versus the same quarter last year. Additional corporate expenses increased the fourth quarter’s 2006 SG&A as a percentage of revenues by 20 bps compared to Q3 2006. On an organic basis SG&A grew 3%, the office network 5% (+310 offices) and FTEs 2% (+550 FTEs) compared to the same quarter last year. At the end of 2006, Adecco had over 35,000 FTEs and over 6,700 offices.

Operating Income

Operating income for the fiscal year 2006 was EUR 816 million, an increase of 33% (27% organically) compared to 2005. Operating income margin improved to 4.0% versus 3.4% last year. In the fourth quarter Adecco’s operating income grew 36% (32% organically) to EUR 222 million, which corresponds to an operating margin improvement of 90 bps to 4.2%.

Interest Expense and Other Income / (Expenses), net

Interest expense was EUR 51 million in 2006 and EUR 13 million in the fourth quarter (2005: EUR 52 million; Q4 2005: EUR 12 million). Interest expenses are expected to be approximately EUR 56 million for the full year 2007. Other income / (expenses), net were EUR 20 million in 2006 and EUR 8 million for the period from October to December. This is EUR 37 million less compared to the same quarter last year, in which Adecco realized a EUR 42 million gain on the divestment of a minority holding in PSI (Professional Service Industries).

Provision for Income Taxes

The effective tax rate for the fiscal year 2006 was 21% compared with 25% in the prior year. The fourth quarter of 2006 was positively impacted by a tax benefit related to the release of a valuation allowance on deferred tax assets in the US. Excluding the effect of this release the underlying tax rate for 2006 was approximately 29%. For the full year 2007, Adecco expects an effective tax rate of around 29%.

Net Income and EPS

Net income was up 35% to EUR 611 million in 2006 (2005: EUR 453 million). Basic EPS was EUR 3.28 for 2006 (EUR 2.43 for 2005). In the fourth quarter, Adecco reported a net income of EUR 212 million, representing a net income margin of 4.0%. The release of the tax valuation allowance in the US positively impacted full year and fourth quarter 2006 basic EPS by EUR 0.34.

Adecco SA – FY and Q4 2006 Results	Page 2 of 11	02/03/2007

Balance Sheet, Cash-flow, and Net Debt1

The Group generated EUR 747 million of operating cash flow in 2006, compared with EUR 298 million in 2005. The main reasons for this increase are a higher net income as well as the timing of cash payments due to an additional trading week in 2004, which negatively impacted the operating cash flow in 2005. Net debt increased by EUR 132 million to EUR 556 million at the end of December 2006 compared to the year end of 2005. This increase was mainly due to the purchase of DIS AG (EUR 552 million net of cash acquired) and treasury shares (EUR 123 million), capital expenditures (EUR 83 million) as well as the payment of dividends (EUR 120 million), partially compensated by the operating cash flow. In 2006 DSO improved 1 day to 59 days compared to 2005. Return on capital employed (ROCE) reached 20.3% versus 18.5% in 2005.

Currency Impact

Currency fluctuations had a minimal impact on the fiscal year 2006 revenues and operating income, while there was a 3% negative impact in the fourth quarter mainly due to the weakness of the US dollar and the Japanese yen.

Dividend payout

The Board of Directors will propose a dividend of CHF 1.20 per share for 2006 (2005: CHF 1.00) for approval by shareholders at the Annual General Meeting. The proposal implies a dividend payout ratio on net income of 25%, when excluding the release of a valuation allowance on deferred tax assets in the US. It is planned that the dividend for the shares will be paid on May 22, 2007, the dividend for the ADRs will be paid on June 25, 2007.

GEOGRAPHICAL PERFORMANCE

In France Adecco posted revenue growth of 8% to EUR 6.8 billion in 2006 and 7% in the fourth quarter. Gross margin increased by 10 bps compared to 2005. The 2005 acquisition of Altedia as well as higher permanent placement revenues more than compensated for the gross margin decline in the temporary business. In the fourth quarter gross margin declined 10 bps compared to Q4 2005 when excluding the impact of provision releases. Disciplined cost management led to an operating income increase by 8% in 2006 and 20% in the fourth quarter.

In the USA & Canada Adecco increased revenues in constant currency by 1% to EUR 3.7 billion in 2006. Strong demand for permanent placement and an improved customer and skill mix in the temporary business resulted in 110 bps higher gross margin and an operating margin improvement to 4.2% (2005: 3.8%). In the fourth quarter revenues declined by 4% in constant currency and 3% adjusted for trading days. Adecco remained price disciplined in a softening market environment. Due to favourable workers compensation cost development in the fourth quarter of 2006 and 2005 operating margin remained stable at 5.2%.

In 2006 UK & Ireland added 19% in revenues in constant currency mainly driven by good demand in the IT business line. In the fourth quarter the revenue addition in constant currency was 13%. Changes in business and customer mix had a negative impact on gross margin, which were not fully compensated by efficiency improvements. As a result operating income grew 11% in 2006 and 2% in constant currency in the fourth quarter compared to last year.

In Japan revenues in constant currency grew 8% in 2006 and 7% in the fourth quarter, while operating margin expanded to 5.9% and 5.6% (2005: 4.6%; Q4 2005: 4.6%). The general shortage of candidates, combined with the continued solid economic environment and good permanent placement revenues led to better gross margins in the full year as well as the fourth quarter.

1	Net debt is a non-US GAAP measure and comprises short-term and long-term debt less cash and cash equivalents and short-term investments.

Adecco SA – FY and Q4 2006 Results	Page 3 of 11	02/03/2007

In Germany and the Nordics Adecco added 111% and 45% respectively in constant currency (30% and 39% organically) to revenues in 2006. In the fourth quarter revenue addition was 114% and 49% in constant currency (20% and 41% organically). Changes in regional legislation and higher acceptance levels of temporary staffing combined with a favourable economic environment continue to be the main drivers behind this organic growth. Italy, Iberia and Benelux grew revenues by 10%, 23% and 12% respectively in 2006 (Iberia organically 10%) and 8%, 13% and 7% in the fourth quarter. In Iberia the fourth quarter had 3% less trading days, in Italy and Germany 2%, compared to 2005.

BUSINESS LINE PERFORMANCE

FY 2006 Revenues in percent	FY 2006 Gross Profit in percent

Adecco’s Office and Industrial businesses grew revenues in constant currency by 10% to EUR 15.6 billion in 2006 and 10% in the last three months (9% and 8% organically). In the Industrial business there has been particularly good demand in France, Iberia and Italy in the fourth quarter. Revenues declined in the USA & Canada as demand softened. For the same period in the Office business, revenue additions remained strong in UK & Ireland and the Nordics. In the two business lines combined Adecco enhanced gross margin by 40 bps to 15.8% in 2006 and by 30 bps to 16.1% in the fourth quarter.

Revenues in the Professional Business1 grew 16% in constant currency (10% organically) in 2006 and 12% (5% organically) in the fourth quarter. Gross margin improved 60 bps to 25.2% in 2006 (Q4 2006: +40 bps to 25.5%):

In Information Technology (IT) Adecco increased revenues by 15% in constant currency (13% organically) in 2006 compared to 2005. In the fourth quarter revenue growth was 9% in constant currency and 5% organically. For both periods Adecco experienced strong demand in the UK & Ireland, while in the USA & Canada revenues declined.

Adecco’s Engineering & Technical (E&T) business grew revenues by 19% in constant currency (6% organically) in 2006. In the last three months of the year revenues increased by 25% in constant currency and 6% organically. UK & Ireland continued to see good demand. In the USA & Canada revenues remained stable in constant currency.

In Finance & Legal (F&L) Adecco achieved a revenue growth of 20% in constant currency (14% organically) in 2006 driven by strong demand in the USA & Canada. During the fourth quarter Adecco added 13% in constant currency and 5% on an organic basis.

1	Professional business refers to Adecco’s Information Technology, Engineering & Technical, Finance & Legal, Medical & Science, Sales, Marketing & Events and Human Capital Solutions business.

Adecco SA – FY and Q4 2006 Results	Page 4 of 11	02/03/2007

In 2006 Adecco’s Human Capital Solutions (HCS) business grew revenues by 12% in constant currency and declined 4% when excluding the impact of acquisitions and currency. In the fourth quarter the revenue decline was 3% in constant currency. Sales, Marketing & Events (S,M&E) and Medical & Science (M&S) both added in constant currency 15% to revenues (7% and 15% organically) in 2006 and 5% and 20% in the fourth quarter.

MANAGEMENT OUTLOOK

Current trading conditions combined with the key indicators for the global staffing services market continue to point to a favourable growth for the industry. The Group therefore remains committed to its objective of revenue growth of at least 7-9% per annum on average for the coming years providing no material changes to the macroeconomic environment. At the same time management continues to be confident that the focus on value based management and professional and specialized business fields will allow Adecco to continuously improve 2009 operating income margin to over 5% and return on capital employed (ROCE) to above 25%.

In January 2007 revenues continued to grow 8% when excluding the impact of trading days, currency and acquisitions.

Financial Agenda 2007

Q1 2007 results & Annual General Meeting	May 8, 2007
Q2 2007 results	August 10, 2007
Q3 2007 results	November 2, 2007

Forward-looking statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. as of the date of this release, and we assume no duty to update any such forward-looking statements. The forward-looking statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Factors that could affect the Company’s forward-looking statements include, among other things: global GDP trends and the demand for temporary work; changes in regulation of temporary work; intense competition in the markets in which the Company competes; changes in the Company’s ability to attract and retain qualified temporary personnel; the resolution of the French anti-trust investigation and the resolution of the US class action; and any adverse developments in existing commercial relationships, disputes or legal and tax proceedings.

Please refer to the Company’s most recent Annual Report on Form 20-F and other reports filed with or submitted to the US Securities and Exchange Commission from time to time, for further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Fortune Global 500 company and the global leader in HR services. The Adecco Group network connects over 700,000 associates with business clients each day through its network of over 35,000 employees and 6,700 offices in over 70 countries and territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Adecco SA – FY and Q4 2006 Results	Page 5 of 11	02/03/2007

Adecco S.A. is registered in Switzerland (ISIN: CH001213860) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

Contacts:

Adecco Corporate Investor Relations

Investor.relations@adecco.com or +41 (0) 44 878 8925

Adecco Corporate Press Office

Press.office@adecco.com or +41 (0) 44 878 8832

There will be an audiocast of the media conference at 9am CET as well as a webcast of the analyst presentation at 11 am CET, details of which can be found at our Investor Relations section at http://webcast.adecco.com.

Adecco SA – FY and Q4 2006 Results	Page 6 of 11	02/03/2007

Annexes

Consolidated statements of operations

EUR millions, except share and per share amounts	Q4 2006	Q4 2005	Variance %		FY 2006	FY 2005	Variance %
			EUR	Constant			EUR	Constant
Revenues	5,278	4,893	8%	10%	20,417	18,303	12%	12%
Direct costs of services	(4,346)	(4,047)			(16,871)	(15,217)
Gross profit	932	846	10%	13%	3,546	3,086	15%	15%
Gross margin	17.7%	17.3%			17.4%	16.9%
Selling, general and administrative expenses	(706)	(681)	4%	7%	(2,718)	(2,469)	10%	10%
As a percentage of revenues	13.4%	13.9%			13.3%	13.5%
Amortisation of intangible assets	(4)	(1)			(12)	(3)
Operating income	222	164	36%	39%	816	614	33%	34%
Operating income margin	4.2%	3.3%			4.0%	3.4%
Interest expense	(13)	(12)			(51)	(52)
Other income/(expenses), net	8	45			20	43
Income before income taxes and minority interests	217	197	10%		785	605	30%
Provision for income taxes	(3)	(25)			(168)	(150)
Income applicable to minority interests	(2)	(1)			(6)	(2)
Net income	212	171	23%		611	453	35%
Net income margin	4.0%	3.5%			3.0%	2.5%
Basic earnings per share data:
Basic earnings per share	1.14	0.92			3.28	2.43
Basic weighted-average shares	185,971,934	186,021,669			186,343,724	186,599,019
Diluted earnings per share data:
Diluted earnings per share	1.09	0.89			3.14	2.34
Diluted weighted-average shares	196,234,366	195,674,938			196,532,960	196,546,937

Adecco SA – FY and Q4 2006 Results	Page 7 of 11	02/03/2007

Annexes

Revenues and operating income by geographies

EUR millions	Q4 2006	Q4 2005	Variance %		FY 2006	FY 2005	Variance %
			EUR	Constant			EUR	Constant
Revenues
France1	1,736	1,618	7%	7%	6,777	6,298	8%	8%
USA & Canada	875	978	-10%	-4%	3,660	3,614	1%	1%
UK & Ireland	494	431	15%	13%	1,876	1,570	19%	19%
Japan	353	357	-1%	7%	1,432	1,407	2%	8%
Italy	310	288	8%	8%	1,156	1,051	10%	10%
Iberia1	285	252	13%	13%	1,089	889	23%	23%
Benelux	254	236	7%	7%	958	857	12%	12%
Nordics1	236	161	46%	49%	807	559	44%	45%
Germany1	231	108	114%	114%	774	368	111%	111%
Australia & New Zealand1	112	110	2%	8%	419	437	-4%	-2%
Switzerland	113	99	14%	17%	417	376	11%	13%
Emerging Markets1	279	255	10%	16%	1,052	877	20%	20%
Adecco Group1	5,278	4,893	8%	10%	20,417	18,303	12%	12%
Operating Income2
France	76	63	20%	20%	256	238	8%	8%
USA & Canada	46	50	-10%	-3%	154	137	11%	13%
UK & Ireland	15	14	3%	2%	63	56	12%	11%
Japan	20	16	19%	30%	85	65	30%	38%
Italy	20	8	157%	157%	72	53	37%	37%
Iberia	17	16	12%	12%	68	53	29%	29%
Benelux	11	9	22%	22%	43	31	40%	40%
Nordics	12	10	29%	31%	50	27	86%	86%
Germany	24	14	79%	79%	80	34	137%	137%
Australia & New Zealand	3	2	79%	95%	10	10	0%	3%
Switzerland	14	13	13%	15%	39	36	11%	13%
Emerging Markets	10	(5)	n.m.	n.m.	35	11	218%	206%
Total Operating Units	268	210	28%	31%	955	751	27%	28%
Corporate Expenses	(42)	(45)			(127)	(134)
Amortisation of Intangibles	(4)	(1)			(12)	(3)
Adecco Group	222	164	36%	39%	816	614	33%	34%

1) Revenues increased organically in France FY by 7%; Iberia FY by 10%; Nordics Q4 by 41% (FY: 39%); Germany Q4 by 20% (FY: 30%); Australia & New Zealand Q4 by 2% (FY: -4%); Emerging Markets Q4 by 14% (FY: 19%) and Adecco Group Q4 by 8% (FY: 9%).

2) Contribution (Operating income before amortisation) on the operating unit level.

Adecco SA – FY and Q4 2006 Results	Page 8 of 11	02/03/2007

Annexes

Revenues breakdown and revenue growth by business line

in % of total revenues	Q4 2006	Q4 2005	Variance %		FY 2006	FY 2005	Variance %
			EUR	Constant			EUR	Constant
Revenues1,2
Office	23%	24%	5%	9%	24%	24%	8%	9%
Industrial	54%	53%	9%	10%	53%	54%	11%	11%
Total Office and Industrial	77%	77%	7%	10%	77%	78%	10%	10%
Information Technology	7%	7%	6%	9%	7%	7%	15%	15%
Engineering & Technical	5%	4%	20%	25%	5%	4%	19%	19%
Finance & Legal	2%	2%	8%	13%	2%	2%	20%	20%
Medical & Science	1%	1%	19%	20%	1%	1%	15%	15%
Sales, Marketing & Events	2%	3%	4%	5%	2%	2%	13%	15%
Human Capital Solutions	1%	1%	-6%	-3%	1%	1%	13%	12%
Total Professional Business Lines	18%	18%	9%	12%	18%	17%	17%	16%
Emerging Markets	5%	5%	10%	16%	5%	5%	20%	20%
Adecco Group	100%	100%	8%	10%	100%	100%	12%	12%

1) Breakdown of revenues is based on dedicated branches.

2) In Q4 revenues increased organically in Office by 7% (FY: 8%); Industrial by 9% (FY: 9%); Total Office & Industrial by 8% (FY: 9%); Information Technology by 5% (FY: 13%); Engineering & Technical by 6% (FY: 6%); Finance & Legal by 5% (FY: 14%); Medical & Science by 20% (FY: 15%); Sales, Marketing & Events by 5% (FY: 7%); Human Capital Solutions by -6% (FY: -4%); Total Professional Business Lines by 5% (FY: 10%); Emerging Markets by 14% (FY: 19%) and Adecco Group by 8% (FY: 9%).

Adecco SA – FY and Q4 2006 Results	Page 9 of 11	02/03/2007

Annexes

Consolidated balance sheets

EUR millions	Dec 31, 2006	Dec 31, 2005
Assets
Current assets:
– Cash and cash equivalents	875	468
– Short-term investments	13	380
– Trade accounts receivable, net	3,846	3,659
– Other current assets	311	298
Total current assets	5,045	4,805
Property, equipment, and leasehold improvements, net	229	240
Other assets	357	312
Intangible assets, net	169	48
Goodwill	1,882	1,434
Total assets	7,682	6,839
Liabilities and shareholders’ equity
Liabilities
Current liabilities:
– Accounts payable and accrued expenses	3,544	3,287
– Short-term debt and current maturities of long-term debt	38	550
Total current liabilities	3,582	3,837
Long-term debt, less current maturities	1,406	722
Other liabilities	187	143
Total liabilities	5,175	4,702
Minority interests	41	20
Shareholders’ equity
Common shares	117	117
Additional paid-in capital	2,100	2,045
Treasury stock, at cost	(182)	(59)
Retained earnings/(accumulated deficit)	466	(25)
Accumulated other comprehensive income/(loss), net	(35)	39
Total shareholders’ equity	2,466	2,117
Total liabilities and shareholders’ equity	7,682	6,839

Adecco SA – FY and Q4 2006 Results	Page 10 of 11	02/03/2007

Annexes

Consolidated statements of cash flows

EUR millions	2006 FY	2005 FY
Cash flows from operating activities
Net income	611	453
Adjustments to reconcile net income to cash flows from operating activities:
– Depreciation and amortisation	106	109
– Other charges	(30)	21
Changes in operating assets and liabilities, net of acquisitions:
– Trade accounts receivable	(209)	(357)
– Accounts payable and accrued expenses	266	80
– Other assets and liabilities	3	(8)
Cash flows from operating activities	747	298
Cash flows from/(used in) investing activities
Capital expenditures, net of proceeds	(83)	(68)
Acquisition of DIS, net of cash acquired	(552)	—
Acquisition of Altedia, net of cash acquired	—	(91)
Acquisition of Humangroup, net of cash acquired	—	(57)
Purchase of short-term investments	(51)	(491)
Proceeds from sale of short-term investments	409	450
Cash settlements on derivative instruments	5	(9)
Other acquisition and investing activities, net	(36)	25
Cash flows from/(used in) investing activities	(308)	(241)
Cash flows from/(used in) financing activities
Net increase/(decrease) in short-term debt	15	(23)
Borrowings of long-term debt, net of issuance costs	694	—
Repayment of long-term debt	(517)	(249)
Dividends paid to shareholders	(120)	(122)
Cash settlements on derivative instruments	(15)	(35)
Purchase of treasury shares	(123)	(58)
Common stock options exercised	43	9
Other financing activities	10	—
Cash flows from/(used in) financing activities	(13)	(478)
Effect of exchange rate changes on cash	(19)	10
Net increase/(decrease) in cash and cash equivalents	407	(411)
Cash and cash equivalents:
– Beginning of year	468	879
– End of period	875	468

Adecco SA – FY and Q4 2006 Results	Page 11 of 11	02/03/2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated:	March 2, 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated:	March 2, 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary